The Greenbrier Companies,Inc. One Centerpointe Drive, Suite 200 Lake Oswego, Oregon 97035 503 684 7000 Fax 503 684 7553
April 15, 2011
Mr. Max A. Webb
Assistant Director
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549-3561

Re:	The Greenbrier Companies, Inc.
Form 10-K for the Year Ended August 31, 2010
Filed November 10, 2010
Form 10-Q for the Quarterly Period Ended November 30, 2010
Filed January 7, 2011
Definitive Proxy Statement on Schedule 14A
Filed November 24, 2010
File No. 001-13146
Dear Mr. Webb:
The following is in response to the comments set forth in your letter of March 28, 2011.
Form 10-K for the year ended August 31, 2010
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations, page 26
1.	Please expand your MD&A to provide additional information with respect to your results of operations on a consolidated basis as required by Item 303 of Regulation S-K. In this regard, we note that you have a significant amount of corporate expenses that are not allocated to your three business segments. As a result, your individual discussions of these segments within your MD&A show operating profits that are not reflective of your results on a consolidated basis. Accordingly, please present a table at the beginning of your MD&A to summarize your results of operations by segment and reconcile those results to your consolidated results in a table similar to the one shown on the top of page 57. In addition, discuss the reasons why corporate expenses are not allocated to your business segments.
Our current presentation of MD&A follows the line items on our Statement of Operations. As stated in the first paragraph of the executive summary in MD&A, our three business segments are operationally integrated. The integrated business model in which we operate results in SG&A being intertwined among the segments. Any allocation of these costs would be subjective estimates and not meaningful. As a result, Greenbrier’s management does not allocate these costs for either internal or external financial reporting and evaluates segment performance at the revenue and margin levels only.

Mr. Max A. Webb
Securities and Exchange Commission
April 15, 2011

In future filings, beginning with our filing on Form 10-Q for the quarter ending May 31, 2011, we will include a table at the beginning of the MD&A section that summarizes our operations by segment margin and reconciles those results to consolidated results. In addition, we will also expand our MD&A discussion to discuss the reasons SG&A is not allocated to the segments.
2.	As noted in your risk factors on page 13, you are subject to risk associated with the availability and price of steel as well as other raw materials. In this regard, your MD&A disclosure should be supplemented with a robust discussion of the underlying factors that impacted the major components within cost of sales for each of your operating segments. For example, a discussion of the impact that price and volume of raw materials have on your cost of sales appears necessary to an understanding of the underlying factors affecting your operating results.
Most of our railcar contracts have provisions that pass-though materials price increases to our customers. As our risk factor on page 13 indicates, in the event we were not adequately protected, our margins could be impacted. In the past we have had contracts without price escalations and have disclosed the impact of materials price increases on margins. Cost structure is unique to each railcar type as well as each type of product or service within our other segments. In future filings, beginning with Form 10-Q for the quarter ending May 31, 2011, we will be more robust in our discussion of the underlying factors that materially impacted results for the quarter.
3.	The revenue amounts shown in your MD&A for each segment do not agree with the revenue amounts by segment shown in Note 23. This appears to be due to intersegment eliminations. However, at the beginning of Note 23, you state that intercompany eliminations are treated the same as third party transactions to evaluate segment performance and that performance is evaluated based on margin. The margins as a percentage of revenue disclosed in your MD&A are higher than those implied by the revenue amounts in Note 23. Please tell us why you believe the margins as a percentage of revenue disclosed in your MD&A are appropriate in light of your statements at the beginning of Note 23.
Revenue amounts in our MD&A correspond with the revenue amounts by segment as reported in our Statement of Operations, which are net of intersegment eliminations. The revenue amounts by segment in Note 23 are grossed up to show revenue by segment before intersegment eliminations as well as a line for total intersegment eliminations, to reconcile the total revenue number as on the face of the financial statements. The intersegment eliminations are shown on Note 23 to give the reader an indication of the volume of intersegment transactions, as well as to comply with ASC 280-10-50-22(b). Segment performance is evaluated internally based on the revenue and margins net of eliminations, which is also the same information provided on the face of our Statement of Operations. We believe that these are the appropriate revenue amounts to use in our MD&A, as these are the same revenue amounts used both by internal management and external investors to evaluate segment performance. The statements at the beginning of Note 23 refer to the fact that intersegment sales are

Mr. Max A. Webb
Securities and Exchange Commission
April 15, 2011

treated the same as third party sales for pricing and costing purposes. In future filings, beginning with Form 10-Q for the three months ending May 31, 2011, we will add clarification by revising the sentence to state “Intersegment sales and transfers are valued as if the sales or transfers were to third parties. Related revenue and margin is eliminated in consolidation and therefore are not included in consolidated results in our Consolidated Financial Statements.”
Item 8. Financial Statements and Supplementary Data
Consolidated Statement of Operations, page 35
4.	It is unclear how your current presentation complies with Rule 5-03 of Regulation S-X. In particular, we note that you present special items, an operating expense, after interest expense, a non operating expense. In addition, please consider revising future filings to present operating and non-operating items separately with appropriate subtotals.
In future filings, beginning with Form 10-Q for the quarter ending May 31, 2011, we will add subtotals to our Statement of Operations to show operating and non-operating items separately.
Part III, page 75
5.	We note that the information to be disclosed pursuant to Items 10 through 14 was to be incorporated by reference from your definitive proxy statement but we were unable to locate the disclosure required by Item 406 of Regulation S-K in your definitive proxy statement. We also note that the incorporation by reference cross references with Items 10 through 14 do not always reference the appropriate sections of your definitive proxy statement that contain the required information. In future filings, please ensure that the required information to be disclosed pursuant to Items 10 through 14 is appropriately incorporated by reference.
The reference to our Code of Business Conduct required by Item 406 of Regulation S-K is contained on page 5 of the definitive proxy statement under the caption “Election of Directors — Board Committee Meetings and Charter”, which is incorporated by reference under Item 10. We will make cross-references clearer in future filings beginning with Form 10-K for the year ending August 31, 2011.
Form 10-Q for the Quarterly Period Ended November 30, 2010
Note 6 — Assets held for sale, page 43
6.	Based on your earnings call on January 7, 2011, we note that you routinely purchase railcars as a way to warehouse cash and create a stream of revenue. You also indicate that such build up is used to boost earnings. In addition, you indicate that it is attractive to hold such assets for the short term before selling them, and the timing of

Mr. Max A. Webb
Securities and Exchange Commission
April 15, 2011

the sale for such assets will key off what other uses for cash you have identified. In this regard, please tell us how your current accounting complies with ASC Topic 360-10-45-9. In particular, if such assets are purchased as a way to warehouse cash while creating a stream of revenue, and the timing of the sale for such assets will key off what other uses for cash you have identified, it is not clear how you conclude that the assets are available for immediate sale, that you have an active program to locate a buyer and that such assets are being actively marketed. Specifically, it appears that your intent is to hold on to such assets for a short period in order to generate revenues until you determine an alternative for such cash that will generate better returns on your investment. Please advise. In your response, also include the average holding period for the aforementioned railcars.
Railcars in Assets Held for Sale are principally new railcars that are manufactured by one of our facilities, which have been or will be placed on lease to third party customers within a very short period of time, and which we intend to sell to a third party investor with the lease attached. Under the Company’s accounting policies and guidelines, such railcars can only be included in this line item on our balance sheet if it is our intent to sell them and they are actually sold within six months of delivery of all of the railcars associated with the underlying lease. We are actively engaged in locating a buyer for these cars in a very liquid marketplace; our intent is not to hold these railcars in our lease fleet. In the unlikely event that a buyer cannot be located within the six months after delivery, the cars would then be transferred to the lease fleet and depreciated. These railcars generate lease revenue during this holding period while the sale is being completed. The comment on the analysts’ call refers to the fact that although the value of these assets may be large, we are able to generate rent on the railcars at a much higher rate than our current interest rate earned on investments during the time when the sale is in process so, there is no net loss of earnings as a result of this practice.
7.	Please tell us how you classify lease revenues generated from railcars classified as held for sale. Also, please tell us the amount of revenue generated from the sales of such assets and revise your disclosure, as necessary, to ensure compliance with ASC Topic 205-20-50-1.
As railcars in Assets Held for Sale generate lease revenue, this revenue is recorded as lease revenue on our Statement of Operations. Sales of railcars classified as assets held for sale are recorded as manufacturing sales. The revenue recognized from the sale of the Assets Held for Sale was $31.6 million, $14.1 million and $70.1 million for the years ended August 31, 2010, 2009 and 2008.

Mr. Max A. Webb
Securities and Exchange Commission
April 15, 2011

Definitive Proxy Statement on Schedule 14A
Audit Committee, Page 7
8.	In future filings, please revise to disclose whether or not the audit committee has an audit committee financial expert and whether such person is independent under the listing standards applicable to you. Refer to Item 407(d)(5) of Regulation S-K.
The Report of the Audit Committee on page 33, paragraph 3 of the definitive proxy statement filed November 21, 2010, states “For the fiscal year 2010, the members of the Audit Committee of the Board of Directors were Duane C. McDougall (Chairman), Graeme Jack, Charles J. Swindells, and Benjamin R. Whiteley, each of whom is an independent director as defined under the rules of the New York Stock Exchange (“NYSE”). Effective November 9, 2010, Donald Washburn joined as a member of the Audit Committee. The Board of Directors has determined that Mr. McDougall and Mr. Jack qualify as “audit committee financial experts” under federal securities laws.”
9.	In future filings, please clarify that the amounts listed in the “Stock Awards” column of the “Summary Compensation” table has been calculated based upon the aggregate grant date fair value computed in accordance with FASB ASC Topic 718 and include any necessary footnotes for awards subject to performance conditions. Refer to Item 402(c)(2)(v) of Regulation S-K and Instruction 3 thereto.
In future filings, we will expand the footnote disclosure to include the reference to FASB ASC Topic 718 and include any necessary footnotes for awards subject to performance conditions.
10.	In future filings, include a footnote disclosing all assumptions made in the valuation of awards of stock by reference to a discussion of those assumptions in your financial statements, footnotes to your financial statements, or to a discussion in your Management’s Discussion and Analysis. Refer to Instruction 1 to Item 402(d) of Regulation S-K.
In future filings, we will include a footnote to the table disclosing all assumptions made in the valuation of stock awards.
Grants of Plan Based Awards in Fiscal 2010, page 23
11.	In future filings, for any equity awards that are subject to performance conditions, please clarify that the amounts listed in the “Grant Date Fair Value of Stock Awards” column of the “Grants of Plan-Based Awards in Fiscal 2010” table have been calculated based on the probable outcome of such conditions. Refer to Instruction 8 to Item 402(d) of Regulation S-K.

Mr. Max A. Webb
Securities and Exchange Commission
April 15, 2011

In future filings for any equity awards that are subject to performance conditions, we will add a footnote to the table to clarify that the amounts listed in the “Grant Date Fair Value of Stock Awards” column of the “Grants of Plan-Based Awards in Fiscal 2010” table have been calculated based on the probable outcome of such conditions.
Outstanding Equity Awards at August 31, 2010, page 24
12.	In future filings, for any equity awards that are subject to performance conditions, please clarify that the amounts listed in the “Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested” column of the “Outstanding Equity Awards at August 31, 2010” table have been calculated based on achieving the threshold performance goals, except that if performance during the last completed fiscal year (or, if the payout is based on performance to occur over more than one year, the last completed fiscal years over which performance is measured) has exceeded the threshold, the disclosure should be based on the next higher performance measure (target or maximum) that exceeds the last completed fiscal year’s performance (or if the payout is based on performance to occur over more than one year, the last completed fiscal years over which performance is measured). Refer to Instruction 3 to Item 402(f)(2) of Regulation S-K.
In future filings for any equity awards that are subject to performance conditions, we will add a footnote to the table to clarify that the amounts listed in the “Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Rights That Have Not Vested” column have been calculated based on the above.
Compensation of Directors, page 31
13.	In future filings, please clarify that the amounts listed in the “Stock Awards” column of the “Compensation of Directors” table has been calculated based upon the aggregate grant date fair value computed in accordance with FASB ASC Topic 718. Refer to Item 402(k)(2)(iii) of Regulation S-K.
In future filings, we will expand the footnote disclosure to include the reference to FASB ASC Topic 718.
14.	In future filings, please disclose by footnote for each director the aggregate number of stock awards outstanding at fiscal year end. Refer to the Instruction to Item 402(k)(2)(iii) of Regulation S-K.
In future filings, we will disclose by footnote for each director the aggregate number of stock awards outstanding at fiscal year end.
As requested in your letter, we hereby acknowledge that the adequacy and accuracy of the disclosure in our filings is our responsibility. We acknowledge that neither your comments, nor our changes to disclosure in response to your comments, foreclose the Securities and Exchange

Mr. Max A. Webb
Securities and Exchange Commission
April 15, 2011

Commission from taking any action with respect to our filings. We agree that your comments may not be asserted as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.
Items discussed above that pertain to disclosure in Form 10-Q will be included in Form 10-Q for the quarter ending May 31, 2011 and those that pertain to disclosure in Form 10-K and the Definitive Proxy Statement on Schedule 14A will be included in Form 10-K and Schedule 14A for the year ending August 31, 2011.
If you have any further questions or comments or would like additional clarification, please contact me at (503) 598-3828.
Sincerely,
/s/ Mark J. Rittenbaum
Mark J. Rittenbaum
Executive Vice President
Chief Financial Officer

cc:	Jim Cruckshank Sherrill Corbett, Tonkon Torp Rod Clark, KPMG Don Riggs, Deloitte & Touche